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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Tramford International Limited
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   G89935-10-3
                                 (CUSIP Number)

                                  Kam Wai Chun
                         Bank of China, Hong Kong Branch
                               Bank of China Tower
                        1 Garden Road, Central, Hong Kong
                              Tel. (852) 2826-6517

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.: [ ]



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--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                Bank of China, Hong Kong Branch
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS                                                        OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

            People's Republic of China
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER                             3,523,306
  SHARES
--------------------------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                                   0
   OWNED
--------------------------------------------------------------------------------
  BY EACH           9    SOLE DISPOSITIVE POWER                        3,523,306
 REPORTING
--------------------------------------------------------------------------------
   PERSON          10    SHARED DISPOSITIVE POWER                              0
    WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,523,306
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 39.77%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                               BK
--------------------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Tramford International Limited (the "Issuer"), a corporation organized under the laws of the British Virgin Islands. The principal executive offices of the Issuer are located at c/o Jing Tai Industrial Investment Company Limited, Room 2504, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Schedule 13D is being filed by the Bank of China, Hong Kong Branch (the "Bank"), a corporation formed under the laws of the People's Republic of China. The Bank is a Chinese banking organization whose principal offices are located at Bank of China Tower, 1 Garden Road, Central, Hong Kong. The Bank is a state-owned organization and as such does not have a board of directors or its equivalent. The name, business address and principal occupation of each executive officer of the Bank are set forth on Exhibit A hereto, which is incorporated by reference. The Bank is controlled by the Bank of China, Head Office, a banking organization organized under the laws of the People's Republic of China whose principal offices are located at 410 Fuchengmen Nei Dajie, Beijing 100818, the People's Republic of China. All information in this Schedule 13D with respect to the persons listed on Exhibit A is given to the knowledge of the Bank.

                  (d) During the past five years, neither the Bank nor any of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither the Bank nor any of the persons listed on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Both individuals listed in Exhibit A are citizens of the People's Republic of China.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Bank has acquired beneficial ownership of the shares of Common Stock listed in Item 5(a) by entering into a $2,500,000 term loan facility (the "Loan Agreement") dated March 17, 2000 with Beijing Holdings Limited ("Beijing Holdings"). The shares were pledged to the Bank by Beijing Holdings as collateral pursuant to a Deed of Charge over Securities ("Deed of Charge") dated March 20, 2000 between the Bank and Beijing Holdings.



                                       -3-

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ITEM 4.           PURPOSE OF TRANSACTION

                  The shares of Common Stock held by the Bank were acquired as security for extending to Beijing Holdings the $2,500,000 term loan facility.

                  Except as described in this Item 4, the Bank has not formulated any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer;

                  (c) a sale or transfer of a material amount of assets of the Issuer;

                  (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Issuer's investment policies for which a vote is required by Section 13 of the Investment Company Act;

                  (g) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) any action similar to any of those enumerated above.

                  The Bank will review its investment in the Issuer from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.



                                       -4-

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Issuer's annual report of Form 20-F for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission on June 30, 2000 states that, as of December 31, 1999, there were 8,858,088 shares of Common Stock outstanding. The percentage set forth in this
Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 3,523,306 shares of Common Stock, which constitute approximately 39.77 % of the outstanding shares of Common Stock.

                  (b) The Bank has the sole power to vote the shares of Common Stock pursuant to the Deed of Charge. In addition, pursuant to the Deed of Charge, the Bank has the sole power to dispose of the shares of Common Stock in the event of default under the Loan Agreement.

                  (c) During the last sixty days, the Bank has not effected any purchases in the shares of Common Stock.

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock owned by the Bank. Pursuant to the Deed of Charge, the Bank has the right to receive all dividends from the shares of Common Stock as security for the $2,500,000 term loan facility. Furthermore, upon an event of default under the Deed of Charge, the Bank has the sole right to receive the proceeds from the sale of shares of Common Stock.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the knowledge of the Bank as of the date hereof, except to the extent set forth herein and in the Exhibits filed herewith, the Bank does not have any other contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Issuer, including but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. $2,500,000 Term Loan Facility, dated March 17, 2000 by and between the Bank as Lender and Beijing Holdings as Borrower.



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                  2. Deed of Charge over Securities dated March 20, 2000
                     executed by Beijing Holdings in favor of the Bank.



                                      -6-
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2000                         Bank of China, Hong Kong Branch

                                               By:      /s/ Kam Wai Chun
                                                   -------------------------
                                                     Name: Kam Wai Chun
                                                     Title: Officer


                                               By:     /s/ Chin Lai Ngan
                                                   -------------------------
                                                     Name: Chin Lai Ngan
                                                     Title: Manager



                                      -7-
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                                                                       EXHIBIT A

                  The business address for both individuals listed in this Exhibit A is c/o the Bank of China, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

                         MANAGEMENT / EXECUTIVE OFFICERS
                         -------------------------------

Name and Address             Principal Occupation
----------------             --------------------

Mr. Liu Jinbao               General Manager of the Bank of China, Hong Kong
                             Branch

Mr. Liang Xiaoting           First Deputy General Manager of the Bank of China,
                             Hong Kong Branch




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